Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607

Donald R. Reynolds
dreynolds@wyrick.com

December 20, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  Millwood Hobbs

Re:	WebMediaBrands Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 31, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010 filed May 14, 2010, August 12, 2010 and November 4, 2010
File No. 000-26393

Ladies and Gentlemen:

We write this letter on behalf of our client WebMediaBrands Inc. (the “Company”) in connection with the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 9, 2010.  In a telephone conversation on December 17, 2010, between the undersigned and Millwood Hobbs of the Staff, the undersigned conveyed the Company’s request to extend the deadline to respond to the Staff’s comments to January 7, 2011.  This letter will serve to memorialize that request.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:           Alan M. Meckler
Donald J. O’Neill
Mitchell S. Eisenberg, Esq.